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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Xechem International, Inc.
                                (Name of Issuer)

                    common stock, Par Value $.00001 per share
                         (Title of Class of Securities)

                                   983895-103
                                 (CUSIP Number)

                   Andrew J. Levinson, Herzfeld & Rubin, P.C.,
            40 Wall Street, New York, New York 10005 (212) 344-5500
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 983895-103                                          Page 2 of 16 Pages

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   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              David Blech
              ###-##-####

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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) /X/

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   3        SEC USE ONLY

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   4        SOURCE OF FUNDS*

            PF
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   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /

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   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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                                       7        SOLE VOTING POWER

            NUMBER OF                           55,000,000 shares

             SHARES               ----------------------------------------------
                                       8        SHARED VOTING POWER
          BENEFICIALLY
                                                45,000,000 shares
          OWNED BY EACH
                                  ----------------------------------------------
            REPORTING                  9        SOLE DISPOSITIVE POWER
             PERSON
                                                55,000,000 shares
              WITH
                                  ----------------------------------------------
                                       10       SHARED DISPOSITIVE POWER

                                                45,000,000 shares

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   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             100,000,000 shares

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   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
            100,000,000 shares

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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             72%

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   14       TYPE OF REPORTING PERSON*

              IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

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         The following Amendment No. 3 (this "Amendment") to a statement on
Schedule 13D (the "Statement") filed on November 29, 1996, as amended by Amendment No. 1 thereto filed on January 28, 1997, and further amended by Amendment No. 2 thereto filed on February 18, 1997, with respect to the common stock, par value $.00001 per share (the "Common Stock"), of Xechem International, Inc. (the "Issuer") is being filed on behalf of David Blech and the Edward A. Blech Trust. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Statement.

Item 2. Identity and Background.

         The information previously filed in response to subsections (d) - (e) of Item 2 is amended by adding the following at the end thereof:

         Although Mr. Blech has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, he has entered into an agreement with the United States Attorney's Office for the Southern District of New York pursuant to which he has agreed to plead guilty to a one-count information charging a violation of the antifraud provisions of Section 10(b) of the Securities Exchange Act of 1934, as amended.

         In addition, while the decision is on appeal and, accordingly, has not become final, the District Business Conduct Committee for District No. 10 of NASD Regulation, Inc. reached a decision, dated December 3, 1996, in a matter styled District Business Conduct Committee for District No. 10 v. David Blech,

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regarding the alleged failure of Mr. Blech to respond to requests by the staff of the National Association of Securities Dealers, Inc. ("NASD") for documents and information in connection with seven customer complaints against various registered representatives of D. Blech & Co., which was at the time a registered broker-dealer and a member of the NASD. The decision found that Mr. Blech failed to respond to such requests in violation of NASD rules and that Mr. Blech should, therefore, be censured, fined $20,000 and barred from associating with any member firm in any capacity. On December 17, 1996, Mr. Blech appealed from the decision, thereby staying the effectiveness of the decision pending the appeal.

Item 3. Source and Amount of Funds or Other Consideration

         The information set forth under Item 3 is hereby supplemented by adding the following at the end of the last paragraph of Item 3:

         In accordance with the Stock Purchase Agreement, because (a) the Issuer has amended its certificate of incorporation to authorize the issuance of additional shares of Common Stock and (b) the Fourth Shares (as defined in the Stock Purchase Agreement) have been purchased, all shares of the Preferred Stock held by the Trust have been converted into shares of Common Stock and all future purchases under the Stock Purchase Agreement will be directly into shares of Common Stock.

         Mr. Blech, the Michael G. Jesselson 12/18/80 Trust and the Benjamin J. Jesselson 12/18/80 Trust (such trusts being

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referred to as the "Assignees"), the Issuer and Mr. Pandey entered into an
Amendment to Stock Purchase Agreement, dated as of March 27, 1997 (the "Amendment"), pursuant to which (a) 10,000,000 shares of Common Stock (the "Assigned Shares") of the 35,000,000 shares of Common Stock that pursuant to the Stock Purchase Agreement were to be purchased by February 17, 1997 will be immediately purchased by the Assignees, and (b) the closing of the purchase of the remaining shares that were to be purchased by February 17, 1997 shall take place on or before April 30, 1997. A copy of the Amendment is annexed hereto as
Exhibit 1 and incorporated herein by reference, and any discussion herein of the terms and conditions of the Amendment is qualified in its entirety by reference to the complete terms of the Amendment.

         In addition, Mr. Blech and the Assignees entered into an Assignment and Assumption dated as of March 27, 1997 (the "Assignment") pursuant to which Mr. Blech assigned to the Assignees the Assigned Shares. A copy of the Assignment is annexed hereto as Exhibit 2 and incorporated herein by reference, and any discussion herein of the terms and conditions of the Assignment is qualified in its entirety by reference to the complete terms of the Assignment.

Item 5. Interest in Securities of the Issuer

         The information set forth following the first paragraph under Item 5 is hereby deleted and replaced by the following:

         Pursuant to the Stock Purchase Agreement, the Amendment and the Assignment, Mr. Blech has the right to acquire 55,000,000

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additional shares of Common Stock, and has the right to do so immediately, notwithstanding the scheduled purchase dates set forth in the Stock Purchase Agreement. Accordingly, he could be deemed to beneficially own 100,000,000 shares of Common Stock, or 72% of the Common Stock deemed to be outstanding (taking into account the purchase of the Assigned Shares).

         (b) Mr. Blech has sole voting and dispositive powers with respect to 55,000,000 shares of Common Stock and shares with the Trust the voting and dispositive powers with respect to the 45,000,000 shares beneficially held by the Trust.

         (c) The only transactions with respect to the securities of the Issuer by either Mr. Blech or the Trust within the past 60 days was the Assignment and the Amendment described above and annexed hereto as Exhibits, pursuant to which

Mr. Blech assigned the Assigned Shares to the Assignees.

         (d) No person other than Mr. Blech or the Trust has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by Mr. Blech or the Trust, respectively.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth under Item 6 is hereby supplemented by adding the following at the end of the last paragraph of Item 6:

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         As described above, Mr. Blech assigned to the Assignees the right to acquire from the Issuer 10,000,000 shares of Common Stock.

Item 7. Material to be filed as Exhibits.

         1. Amendment
         2. Assignment

                                       -7-

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 1997

                                              THE EDWARD A. BLECH TRUST,
                                              Rabbi Mordechai Jofen, Trustee

                                              By: /s/ RABBI MORDECHAI JOFEN
                                                  ------------------------------
                                                  Rabbi Mordechai Jofen, Trustee

                                              /s/ DAVID BLECH
                                              ----------------------------------
                                              David Blech

                                       -8-

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                                  EXHIBIT INDEX

No.                        Description                                     Page
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1.                         Amendment

2.                         Assignment

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